News
Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE ANNOUNCES DRAMATIC EXTENSION TO LOWER YD ZONE AT THE YOUNG-DAVIDSON PROPERTY

LOWER BOUNDARY ZONE CONTINUES TO EXPAND

VANCOUVER, July 18, 2006 - Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today announced assay results for 10 additional diamond drill holes at its Young-Davidson property near the town of Matachewan, Ontario.

Exploration Highlights

  Hole 17 expanded the vertical extent of the Lower YD zone by 50% when it intersected two substantial widths of gold mineralization 450-600 metres below the old Young-Davidson mine workings and 150 metres below the nearest historic hole in this area.

  Hole 19, located immediately below the Young-Davidson main shaft, intersected 31.4 metres (true thickness) of 2.98 g/t within which there is a high-grade interval of 4.9 metres at 12.9 g/t.

  Holes 1C, 1D and 13 have expanded the Lower Boundary Zone toward the west and down plunge.

  Hole 1C intersected a true thickness of 62.4 metres at 1.84 g/t within which there are two zones of significantly higher grade - 7.44 metres of 3.52 g/t and a separate 6.1 metres at 8.47 g/t.

  Hole 1D intersected a true thickness of 71.1 metres at 3.32 g/t within which two higher grades zones are present similar to hole 1C - 9.2 metres of 13.96 g/t and 7.9 metres at 7.94 g/t.

  Hole 13 intersected a true thickness of 8.1 metres at 2.99 g/t.

  Hole 16, the deepest hole to date on the Young-Davidson property, was drilled west of dyke 2 along the interpreted plunge of the Lower Boundary Zone. The hole intersected seven separate intervals of gold mineralization including a 9.5 metre (true thickness) interval assaying 3.96 g/t.

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Ken Stowe, President and Chief Executive Officer, stated, "The assay intersections in Hole 17 demonstrate that the vertical extent of the Lower YD Zone is at least 50% greater than the Upper Young-Davidson Zone that was mined for over 20 years. Clearly, there will be a lot more drilling required to get a better handle on the grade, continuity and tonnage within the zone, but we expect that it will develop into a zone similar in scale to the original Young-Davidson Zone that was one of the first low-cost bulk mining projects in Canada. The Lower Boundary Zone continues to grow and the results of hole 16, the first hole at depth to the west of dyke 2, confirm that the mineralized system is very extensive. In coming months, we will be using directional drilling to investigate the down plunge extent of the Lower Boundary and Lower YD Zones."

OVERVIEW OF YOUNG-DAVIDSON EXPLORATION AREA

Gold mineralization on the Young-Davidson property is present primarily in an intrusive syenite host rock dipping at approximately 70 degrees to the south. Figure 1, shown below, presents known resource areas (darker shaded areas), potential new resources defined by 2006 drilling (lighter areas with dotted boundaries),historic mine workings and simplified geology along with the pierce points for the holes drilled so far this year. Elevations in the longitudinal section are based on an artificial mine grid where the surface is defined as 8,000 feet.

Figure 1: Young-Davidson Property (Vertical, North Looking, Longitudinal Section)

2006 DRILLING RESULTS

Collar co-ordinates for the 2006 drill holes are listed in Appendix 1 and assay results for selected mineralized intervals are listed in Tables 1 and 2.

Lower Boundary Zone

Holes YD06-1C and YD06-1D (wedge deflections from hole YD06-1) and hole YD06-13 were drilled to define the westward extent of the Lower Boundary Zone close to where it abuts against the late diabase dyke 2 (vertical brown rock unit shown on the longitudinal section in Figure 1) Collectively, these results and those from drill holes reported earlier this year have significantly expanded this zone and confirmed the Lower Boundary Zone's potential as an attractive bulk mining target.

Further potential to expand the zone is demonstrated by the results from Hole YD06-16 which tested an area well to the west of diabase dyke 2 along the plunge of the Lower Boundary Zone at a depth considerably deeper than any other hole previously drilled on the property. The mineralized interval intersected is the thickest intersected so far in this year's drilling program with a true thickness of 194 metres at an average grade of 0.93 g/t. Within this interval, seven separate intersections of gold mineralization indicate that the gold mineralizing system is widespread and similar in character to other zones on the property. Hole YD06-16 will serve as a parent hole for wedge deflections over the coming months that will test the down plunge extent of the Lower Boundary Zone in the area west of dyke 2.

Lower YD Zone

Hole YD06-17 is the first hole in the 2006 drilling program to test the area below the Lower YD Zone. This hole was an aggressive step out designed to quickly assess the potential size of the Lower YD Zone relative to the size of the Upper Young-Davidson Zone which was mined in the 1940s and 1950s. The results from this hole show that the vertical extent of the Lower YD Zone is at least 50% larger than the mined out zone above and that the system is similar in nature to the Lower Boundary Zone in terms of host rock lithology, alteration, sulfide mineralization as well as overall thickness. Within the hole, there are two zones of mineralization, an upper one containing 11.95 metres (true thickness) of 2.89 grams per tonne (g/t) and a lower zone, with a true thickness of 35.0 metres of 2.29 g/t, within which there is a 22.1 metre thickness of 2.94 g/t. Hole YD06-17 will serve as a parent hole for several wedge deflections over the coming months.

A second hole, YD06-19, in the area of the up dip extension of the Lower YD Zone almost directly below the original Young-Davidson shaft, intersected a 31.4 metre true thickness interval assaying 2.98 g/t within which there is a high-grade interval of 4.9 metres true thickness assaying 12.9 g/t.

Lucky Zone

The Lucky Zone was originally defined by only a couple of holes that allowed the calculation of an Inferred Resource of 550,000 tonnes at 3.64 g/t. Holes YD06-12, 14, 15 and 18 were drilled to test the edges of the Lucky Zone. The best intersection in this group of holes was in hole 14 where an interval with a true thickness of 7.3 metres at 2.98 g/t was encountered. The other holes intersected broadly similar thicknesses of lower-grade mineralization as indicated in the attached tables.

Table 1: Assay Results from Lower Boundary and Lower YD Zones

Hole	From	To	Core	Core	TRUE	Au	Au
ID			Length	Length	Thickness	Uncut	(Cut to 34.28 g)*
	(ft)	(ft)	(ft)	(m)	(m)*	g/tonne	g/tonne
Lower Boundary Zone
YD06-01C	3160.0	3380.0	220.0	67.0	62.4	1.84	1.84
incl	3289.0	3380.0	91.0	27.7	26.1	3.04	3.04
incl	3289.0	3315.0	26.0	7.9	7.44	3.52	3.52
incl	3358.9	3380.0	21.1	6.4	6.1	8.47	8.47

YD06-01D	3236.0	3490.0	254.0	77.4	71.1	3.32	2.38
incl	3236.0	3325.0	89.0	27.2	24.8	5.79	3.10
incl	3286	3319.0	33.0	10.1	9.2	13.96	6.71
incl	3397.0	3490.0	93.0	28.4	26.1	3.27	3.27
incl	3429.0	3457.0	28.0	8.5	7.9	7.94	7.94

YD06-13	2573	2606.5	33.5	10.2	8.1	2.99	2.99

YD06-16	2979.8	3018.0	38.2	11.6	9.5	3.96	3.96
	4130.2	4945	814.8	248.4	193.9	0.93	0.93
incl	4148.0	4174.7	26.7	8.1	6.3	2.11	2.11
incl	4265.0	4310.0	45.0	13.7	10.6	2.21	2.21
incl	4365.0	4450.0	85.0	25.9	20.00	1.66	1.66
incl	4368.4	4384.0	15.6	4.8	3.7	3.08	3.08
incl	4693.0	4945.0	252.0	76.8	60.8	1.24	1.24
incl	4693.0	4705.8	12.8	3.9	3.0	3.21	3.21
incl	4745.0	4760.0	15.0	4.6	3.6	2.89	2.89
incl	4862.9	4905.0	42.1	12.8	10.2	2.05	2.05

Lower YD Zone
YD06-17	2961.0	2972.7	11.7	3.56	2.9	2.7	2.7
incl	2966.0	2972.7	6.7	2.04	1.66	4.22	4.22
	3085.7	3132.9	47.2	14.4	11.95	2.89	2.89
incl	3124.5	3132.9	8.4	2.56	2.1	7.84	7.84
	3434.0	3570.0	136	41.4	35.0	2.29	2.29
incl	3484.0	3570.0	86.0	26.2	22.1	2.94	2.94
incl	3532.0	3570.0	38.0	11.6	9.77	3.67	3.67

YD06-19	1415.0	1530.2	115.2	35.1	31.4	2.98	2.98
incl	1470.0	1530.2	60.2	18.3	16.4	4.73	4.73
incl	1509.0	1527.0	18.0	5.5	4.9	12.9	12.9

Table 2: Assay Results from Lucky Zone

Hole	From	To	Core	Core	TRUE	Au	Au
ID			Length	Length	Thickness	Uncut	(Cut to 34.28 g)*
	(ft)	(ft)	(ft)	(m)	(m)*	g/tonne	g/tonne
Lucky Zone
YD06-12	340	383	43	13.1	8.43	1.22	1.22
YD06-14	1090	1115	25.0	7.62	7.3	2.98	2.98
YD06-15	1881.2	2045.8	164.6	50.2	37.1	0.83	0.83
YD06-18	522	535	13	3.96	3.35	1.93	1.93

FUTURE DRILLING ACTIVITY

Drilling was paused for a two week break from July 1-15 in order to allow the drilling contractor time to service the drills and allow the analytical results to be completed before the resumption of drilling. During this period, Northgate conducted down-hole geophysics, specifically resistivity and induced polarization surveys under the supervision of JVX Ltd of Richmond Hill, Ontario. This work will allow Northgate's geologists to develop a three-dimensional map identifying areas of higher sulfide content which are typically associated with higher gold mineralization. Diamond drilling resumed on July 17 and will be ongoing for the remainder of the year with the aim of expanding the Lower Boundary and Lower YD zones, as well as exploring targets between the two zones and along strike.

Quality Control - Analyses and Sample Location

Details of Quality Control and drill-hole survey methodology are reported in Northgate's April 10, 2006 news release that is filed on SEDAR (www.sedar.com) and may also be accessed on the Northgate website (www.northgateminerals.com).

Qualified Persons

The program design, implementation, Quality Assurance/Quality Control and interpretation of the results is under the control of Northgate Minerals Corporation geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl Edmunds PGeo, Northgate's Manager of Exploration.

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Note to US Investors:

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

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About Northgate:

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2005 Annual Report and under the heading "Risk Factors" in Northgate's 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774

Appendix 1: 2006 Drill Hole Locations

Hole ID	Easting	Northing	Elevation	Collar	Collar Dip	Depth
				Azimuth
YD06-01	3500	477	7920	358.7	-70	4083.3
YD06-01A	3500	477	7920	358.7	-70	3874.7
YD06-01B	3500	477	7920	358.7	-70	3976.4
YD06-01C	3500	477	7920	358.7	-70	3897.6
YD06-1D	3500	477	7920	358.7	-70	3965
YD06-02	3997	1001	7898	7.7	-74.8	3799.2
YD06-02A	3997	1001	7898	7.7	-74.8	2204.7
YD06-03	4112	1843	7928	2.4	-55.9	1587.9
YD06-04	4112	1841	7929	353.5	-70	1617.4
YD06-05	3853	1182	7891	358	-80	1102.6
YD06-06	4302	1870	7937	1.5	-56.2	1614.2
YD06-07	4179	2404	7959	0	-55	974.4
YD06-08	3850	1700	7900	355	-55	1446.9
YD06-09	3839	1187	7895	0	-80	3914
YD06-10	3850	1700	7900	315	-55	1909.4
YD06-11	2975	1925	7901	360	-70	2110.3
YD06-12	2777	2344	7916	0	-72	1282.8
YD06-13	3500	1200	7874	0	-70	3490.8
YD06-14	2975	2000	7880	0	-50	1486.2
YD06-15	2630	1718	7880	0	-70	2181.6
YD06-16	3023	46	7826	359	-70	5223.8
YD06-17	1777	782	7920	0	-70	4133.9
YD06-17A	1777	782	7920	0	-70	1830.7
YD06-17B	1777	782	7920	0	-70	4000
YD06-18	2630	1718	7880	0	-60	1849
YD06-19	2400	1900	7875	356	-55	1879.9
YD06-20	3700	200	7880	0	-70	5000
* Bolded holes are reported herein, other holes are previously reported or still in progress.